MEMORANDUM
TO:	Christina DiAngelo Fettig and David Manion U.S. Securities and Exchange Commission
FROM:	Emily J. Bennett Assistant Vice President and Associate General Counsel
DATE:	February 2, 2021
SUBJECT:
Response to accounting comments to the initial registration statements (each, as applicable, a “Registration Statement” and, collectively, the “Registration Statements”) filed on Form N-14 on December 17-18, 2020, for the funds of the JNL Series Trust (“the “Trust”) as listed in the following reorganizations:

	File No.	Acquired Funds	Acquiring Funds
	333-251404	JNL/Goldman Sachs Competitive Advantage Fund JNL/Goldman Sachs Intrinsic Value Fund JNL/Goldman Sachs Dividend Income & Growth Fund JNL/Goldman Sachs Total Yield Fund	JNL/Vanguard U.S. Stock Market Index Fund
	333-251405	JNL/Goldman Sachs International 5 Fund JNL/Vanguard International Stock Market Index Fund JNL/RAFI Fundamental Asia Developed Fund JNL/RAFI Fundamental Europe Fund	JNL/Mellon International Index Fund
	333-251407	JNL/Vanguard Global Bond Market Index Fund	JNL/Mellon Bond Index Fund
	333-251408	JNL/Vanguard Small Company Growth Fund	JNL Multi-Manager Small Cap Growth Fund
	333-251409	JNL/DFA Moderate Growth Allocation Fund	JNL/Vanguard Moderate Growth ETF Allocation Fund
	333-251410	JNL/Mellon Index 5 Fund JNL/DFA Growth Allocation Fund	JNL/Vanguard Growth ETF Allocation Fund
	333-251456	JNL/Boston Partners Global Long Short Equity Fund	JNL Multi-Manager Alternative Fund
	333-251457	JNL/AQR Managed Futures Strategy Fund	JNL Moderate Growth Allocation Fund
	333-251460	JNL/AQR Large Cap Relaxed Constraint Equity Fund	JNL/AQR Large Cap Defensive Style Fund
	333-251462	JNL/Vanguard Capital Growth Fund	JNL/T. Rowe Price Established Growth Fund
	333-251463	JNL/Franklin Templeton International Small Cap Fund	JNL Multi-Manager International Small Cap Fund
	333-251464	JNL/PPM America Small Cap Value Fund	JNL Multi-Manager Small Cap Value Fund

This memorandum addresses accounting comments received via telephone on January 13, 2021 from the U.S. Securities and Exchange Commission staff (the “Commission Staff”) regarding the Registration Statements.

The comments are repeated below in italics, with responses immediately following. Capitalized terms used herein have the same meaning as in the Registration Statements.

A.	Global Accounting Comments
(Applicable to all File Numbers unless otherwise noted)

1.	Please include the FAST ACT hyperlinks within the Registration Statements for any information incorporated by reference.

RESPONSE: The Registrant has made the requested updates.

2.	Please update the Registration Statements to include performance tables as of December 31, 2020.

RESPONSE: The Registrant has made the requested updates.

3.
In the applicable bullet point of the “Approval of the Plan of Reorganization” section of each Registration Statement, please clarify if disclosure relates to the maximum administrative fee or the effective administrative current fee. If applicable, please describe the difference between the two fees.

RESPONSE: The Registrant has made the requested updates.

4.
Please represent supplementally that the fees and expenses reflected in the “Comparative Fee and Expense Tables” section of each Registration Statement are current fees and expenses for each Fund in accordance with Item 3 of Form N-14.

RESPONSE: The Registrant confirms that the fees and expenses in the annual fund operating expenses table are the current fees and expenses in accordance with Item 3 of Form N-14.

5.	Please supplementally confirm that the portfolio repositioning costs include all fees before and after the transaction date.

RESPONSE: The Registrant confirms that the estimated portfolio repositioning costs include all fees before and after the transaction date.

6.
Please include disclosure describing the estimated gains/losses and impact of capital loss carry forwards, as applicable, when describing the percentage of the Acquired Fund that is to be sold or aligned in connection with the reorganization.

RESPONSE: The Registrant respectfully directs the Commission Staff’s attention to disclosure in the pro forma financials in the Registration Statements which is responsive to this comment (please see Appendix A hereto containing examples of such disclosure (excerpts from the pro forma financials)).

B.	Accounting Comments for 333-251404
(Each of JNL/Goldman Sachs Competitive Advantage Fund, JNL/Goldman Sachs Intrinsic Value Fund, JNL/Goldman Sachs Dividend Income & Growth Fund, and JNL/Goldman Sachs Total Yield Fund into JNL/Vanguard U.S. Stock Market Index Fund)

1.
In the “Portfolio Turnover” section of each proposal in the Registration Statement, please include the portfolio turnover percentage for the six-month period July 1, 2019 to December 2019 after Goldman Sachs Asset Management, L.P. became the sub-adviser for the Acquired Fund.

RESPONSE: The Registrant has made the requested updates.

2.	On page D-10, please confirm the Pro Forma Class I amount for the Mellon U.S. Stock Market Index Fund should be $393.

RESPONSE: The Registrant has made the requested update.

3.	Please supplementally confirm that Appendix D is accurate and mathematically correct.

RESPONSE: The Registrant confirms Appendix D is accurate and mathematically correct (after incorporation of the update in response to B.2. above).

C.	Accounting Comments for 333-251405
(Each of JNL/Goldman Sachs International 5 Fund, JNL/Vanguard International Stock Market Index Fund, JNL/RAFI Fundamental Asia Developed Fund, and JNL/RAFI Fundamental Europe Fund into JNL/Mellon International Index Fund)

1.
On page 7 of the Registration Statement, it states that the Acquiring Fund’s investment objective will change after the reorganization as a result of the index change. Please explain whether there is any portion of the repositioning costs not already disclosed. If there is, please add disclosure throughout the Registration Statement, as applicable, regarding the magnitude of this repositioning.

RESPONSE: As described in the Registration Statement, effective April 26, 2021, the Acquiring Fund will convert from a fund that invests directly in individual securities to a “feeder fund” that will not invest directly in securities but rather will invest exclusively in a single registered investment company referred to as a “master fund.” The Registrant notes that the estimated repositioning costs as a result of the index change in connection with the Acquiring Fund’s change to a “feeder fund” are not reflected in the Registration Statement, and are not expected to be significant. As of January 20, 2021, there is approximately a 94% overlap between the current and new indices. Additionally, the master fund’s sub-adviser uses a sampling approach, rather than a replication approach, so that there may be dispersion between the holdings of the fund and the holdings of index.

2.
On page 4 of the Registration Statement, in the fourth bullet point, please confirm that the Acquiring Fund’s expense ratio and management fee, following the reorganization and its conversion to a feeder fund, will be lower, as it appears it will actually be higher once the conversion occurs. Please update as applicable throughout the Registration Statement.

RESPONSE: The Registrant has made the requested updates.

3.
On page 4 of the Registration Statement, in the fifth bullet, please clarify that gross expenses once the Acquiring Fund converts to a feeder fund structure will be higher. Please update as applicable throughout the Registration Statement.

RESPONSE: The Registrant has made the requested updates.

4.
The fee tables in each proposal of the Registration Statement indicate that the Acquiring Fund, once it converts to a feeder fund, will waive 20 basis points of its management fee. Please consider more clearly describing this waiver (for example, as a percentage and how it is calculated). Please update as applicable throughout the Registration Statement.

RESPONSE: The Registrant has made the requested updates.

5.
On page 20 of the Registration Statement, please further explain footnote 4 as it appears that only the net amounts have been restated (rather than both the gross and the net amounts). Please update as applicable throughout the Registration Statement.

RESPONSE: The Registrant has removed the footnote in the “Total Annual Fund Operating Expenses” line item in the tables.

6.
On page 20 of the Registration Statement, please use consistent terminology in the bullet points for the expense examples when describing whether or not the contractual expense limitation agreement is discontinued or not renewed. Please update as applicable throughout the Registration Statement, including Appendix B.

RESPONSE: The Registrant has made the requested updates.

7.
On page 33 of the Registration Statement, in the fifth bullet point, it states that the management fee for the RAFI Asia Fund is 20 basis points; however, the fee table reflects 19 basis points. Please reconcile this disclosure, as well as similar disclosure on page 65 of the Registration Statement.

RESPONSE: The Registrant notes that there was a fee change in June 2019. The actual management fee for the RAFI Asia Fund was 0.20% in 2019, while 0.19%, as provided in the April 2020 prospectus, is the current fee. As such, the Registrant believes the current disclosure is accurate.

8.
On page 60 of the Registration Statement, in the first bullet point of the “Board Considerations” section, please confirm that the Acquired Fund’s expenses will be lower following the reorganization and its conversion to a feeder fund, as it appears it will actually be higher once the conversion occurs.

RESPONSE: The Registrant has made the requested updates.

9.
On page 60 of the Registration Statement, in the second bullet point of the “Board Considerations” section, please clarify that the Acquired Fund’s gross expenses will be higher following the reorganization and its conversion to a feeder fund.

RESPONSE: The Registrant has made the requested updates.

10.
On page 65 of the Registration Statement, please disclose the management fee structure of Acquiring Fund once it converts to a feeder fund, such that the disclosure will clarify/ reconcile the management fee of 36 basis points, as disclosed in the fee table. Additionally, please verify the accuracy of the disclosed waiver of 0.095% in footnote #2 to the advisory fee table on this page.

RESPONSE: The Registrant has updated the disclosure. Additionally, the Registrant confirms the accuracy of the disclosed waiver of 0.095% in footnote #2 to the advisory fee table on this page.

11.	Please revise the Pro Forma Financial Information to include all target funds because the aggregate of all target funds is greater than 10% of the net assets of the Acquiring Fund.

RESPONSE: The Registrant has made the requested updates. Additionally, the Registrant confirms that no additional revisions were needed to the following paragraph because the original disclosure factored in the JNL/Goldman Sachs International 5 Fund.

On a pro forma basis for the twelve months ended June 30, 2020, it is projected that the Combined Fund will incur $4,471,888 more management expenses, inclusive of the Master Fund’s management fee, (0.18% as a percentage of average net assets of the Combined Fund) in the fiscal year after the Reorganizations based on current fees as of June 30, 2020. Additionally, it is projected that the Combined Fund will incur $428,460 less (0.02%) in other operating expenses, excluding administrative fees, primarily due to expected index licensing fee reductions.

12.
In the Pro Forma Financial Information, please provide additional information regarding the portfolio repositioning that will occur in connection reorganization of each of the JNL/RAFI® Fundamental Asia Developed Fund and the JNL/RAFI® Fundamental Europe Fund.

RESPONSE: The Registrant has added the following disclosure to the Registration Statement:

JNL/RAFI Fundamental Asia Developed Fund into JNL/Mellon International Index Fund

The RAFI Asia Developed Fund’s portfolio is more geographically concentrated than the Acquiring Fund’s portfolio, consisting of 607 equity securities domiciled in developed countries within Asia and Australasia. By contrast, the Acquiring Fund consists of 892 equity securities domiciled in developed countries within Europe, Australasia, and the Far East. There is considerable name overlap in the securities held in each portfolio because the RAFI Asia Developed Fund’s geographic focus on Asia and Australasia is a complete subset of the more diversified Acquiring Fund. However, because the weightings of the securities within each Fund are different, a portion of the RAFI Asia Developed Fund’s holdings need to be sold to align with the Acquiring Fund’s principal investment strategies.

JNL/RAFI Fundamental Europe Fund into JNL/Mellon International Index Fund

The RAFI Europe Fund’s portfolio is more geographically concentrated than the Acquiring Fund’s portfolio, consisting of 367 equity securities domiciled in developed countries within Europe. By contrast, the Acquiring Fund consists of 892 equity securities domiciled in developed countries within Europe, Australasia, and the Far East. There is considerable name overlap in the securities held in each portfolio because the RAFI Europe Fund’s geographic focus on Europe is a complete subset of the more diversified Acquiring Fund. However, because the weightings of the securities within each Fund are different, a portion of the RAFI Europe Fund’s holdings need to be sold to align with the Acquiring Fund’s principal investment strategies.

D.	Accounting Comments for 333-251407
(JNL/Vanguard Global Bond Market Index Fund into JNL/Mellon Bond Index Fund)

1.
In the fourth paragraph of the letter to contract owners, it states that that the Acquiring Fund has lower expenses than the Acquired Fund. Please clarify that the gross expenses will be higher once the Acquiring Fund converts to a feeder fund. Please update as applicable throughout the Registration Statement.

RESPONSE: The Registrant has made the requested updates.

2.
On page 5 of the Registration Statement, in footnote 2 to the fee table, please more clearly describe the waiver (for example, as a percentage and how it is calculated). Please update as applicable throughout the Registration Statement.

RESPONSE: The Registrant has made the requested updates.

3.
On page 5 of the Registration Statement, in footnote 4 to the fee table, please explain how the fees of the target fund have been restated, as it appears only to apply to the net expenses but it is also linked to the gross expenses.

RESPONSE: The Registrant has removed the footnote in the “Total Annual Fund Operating Expenses” line item in the tables.

4.	On page 5 of the Registration Statement, please modify the fifth bullet point in the expense example assumptions to reflect that the waiver is discontinued after one year.

RESPONSE: The Registrant has updated the disclosure.

5.	On page 15 of the Registration Statement, please confirm the net assets for the pro forma Mellon Fund – Class A should sum to $1,235,343,335. Please review and adjust accordingly.

RESPONSE: The Registrant confirms that the above amount in the disclosure is accurate and has updated the typo in the amount for the Vanguard Fund – Class A from $150,442,002 to $150,442,402.

6.
On page 21 of the Registration Statement, please disclose the management fee structure of Acquiring Fund once it converts to a feeder fund, such that the disclosure will clarify/ reconcile the management fee of 36 basis points, as disclosed in the fee table. Additionally, please verify the accuracy of the disclosed waiver of 0.07% in footnote #2 to the advisory fee table on this page.

RESPONSE: The Registrant has updated the disclosure. Additionally, the Registrant confirms the accuracy of the disclosed waiver of 0.07% in footnote #2 to the advisory fee table on this page.

E.	Accounting Comments for 333-251408
(JNL/Vanguard Small Company Growth Fund into the JNL Multi-Manager Small Cap Growth Fund)

1.
On page 3 of the Registration Statement, in the last bullet point, please describe estimated gains/losses and impact of capital loss carry forwards associated with redemptions from the master fund and subsequent purchases, as well as any change in cost basis.

RESPONSE: The Registrant has included the following new disclosure in the third bullet point on page 4 of the Registration Statement the disclosure as follows (underlined language reflect new disclosure):

•
Following the Reorganization, the Combined Fund will be managed in accordance with the investment objective, policies and strategies of the Multi-Manager Fund. In advance of the Reorganization, the Vanguard Fund will receive securities redeemed in kind and cash proceeds from the Vanguard Master Fund. Due to the redemption from the Vanguard Master Fund, the Vanguard Fund may receive a step up or step down in its cost basis. It is currently anticipated that prior to the Reorganization, JNAM will use a transition manager to align approximately 100% of the Vanguard Fund’s holdings in accordance with the Multi-Manager Fund’s principal investment strategies.

If the Reorganization is consummated, the Combined Fund would seek to continue to be treated as a partnership for U.S. federal income tax purposes, if such qualification is in the best interests of shareholders. Accordingly, no provision for federal income taxes is required. The Acquired Fund and the Acquiring Fund are organized as partnerships and, as such, had no net capital loss carryforwards as of December 31, 2019.

F.	Accounting Comments for 333-251409
(JNL/DFA Moderate Growth Allocation Fund into JNL/Vanguard Moderate Growth ETF Allocation Fund)

1.
On page 3 of the Registration Statement, in the third bullet point from the bottom of the page, please clarify the timing of the cash redemption and the purchase of ETFs. Please supplementally describe the transaction costs and include disclosure describing the estimated gains/losses and impact of capital loss carry forwards.

RESPONSE: The Registrant has updated the disclosure as follows (underlined language reflects new disclosure and any stricken disclosure has been removed):

•
Following the Reorganization, the Combined Fund will be managed in accordance with the investment objective, policies and strategies of the Vanguard Fund. It is currently anticipated that approximately 100% of the DFA Fund’s holdings will be liquidated ~~in advance of the Reorganization~~ on the Closing Date, and the Vanguard Fund’s sub-adviser will invest the resulting proceeds ~~will be invested~~ in accordance with the Vanguard Fund’s principal investment strategies. It is not expected that the Vanguard Fund will revise any of its investment policies following the Reorganization to reflect those of the DFA Fund.

Additionally, the Registrant also respectfully directs the Commission Staff’s attention to disclosure in the pro forma financials in the Registration Statement, which is responsive to the part of the comment relating to the tax impact (excerpt below).

The Reorganization is not expected to be a taxable event for federal income tax purposes for Contract Owners.

If the Reorganization is consummated, the Combined Fund would seek to be treated as a partnership for U.S. federal income tax purposes, if such qualification is in the best interests of shareholders. Partnerships generally are not subject to federal income tax. In addition, the Acquired Fund, which intends to qualify for treatment as a regulated investment company through the Closing Date of the Reorganization, will make distributions of substantially all of its investment company taxable income and any net realized capital gains (after reduction for capital loss carryforwards) sufficient to relieve it from all, or substantially all, federal income taxes. Accordingly, no provision for federal income taxes is required.

As of December 31, 2019, the DFA Fund had $1,014,803 in capital loss carryforwards. The Acquiring Fund is organized as a partnership and, as such, had no net capital loss carryforwards as of December 31, 2019.

2.
On page 4 of the Registration Statement, in footnote 3 to the fee table, please supplementally explain why the class A waiver for the Acquiring Fund is not disclosed in the Registration Statement or the April 2020 prospectus.

RESPONSE: There is currently no waiver in place for the Class A shares of the Acquiring Fund. Prior to April 27, 2020, there was a management fee waiver of 0.05% in place for Class A and Class I of the Acquiring Fund, however; the Board of Trustees approved the elimination of the waiver, effective April 27, 2020. As such, that waiver is not reflected in the Registration Statement or the April 2020 prospectus.

3.	On page 4 of the Registration Statement, please explain the difference between the waiver amounts listed in the fee table and the amounts listed in the footnotes to the table.

RESPONSE: For the Acquired Fund, there is a total waiver of 10 basis points for Class A, which includes a 0.05% management fee waiver (as noted in footnote 3), as well as an additional management fee waiver to prevent any increase in total expenses in the Acquired Fund due to its investment in the JNL/DFA International Core Equity Fund. The second waiver is also described in footnote 3; however, it is not a fixed amount and waives a portion of the Acquired Fund’s management fee in the event the total acquired fund fees and expenses from the fund’s investment in the JNL/DFA International Core Equity Fund (Fund A) exceed total acquired fund fees and expenses had the Fund invested in the DFA International Core Equity Fund (Fund B), a similarly managed strategy of the Fund. This waiver is computed by multiplying the Acquired Fund’s underlying investments in Fund A by the difference in acquired fund fees and expenses between Fund A and Fund B. This additional waived amount is 0.05% but may change over time. Additionally, the previously described waivers also apply to the Class I as well as a separate 0.05% waiver of the administrative fee (as noted in footnote 4), for a total waiver of 0.15%.

For the Acquiring Fund, there are no waivers in place of Class A, and the 0.12% administrative fee waiver is the only waiver currently in place of Class I, as reflected in footnote 4.

4.
In the fourth paragraph of the Pro Forma Financial Information, please provide additional information regarding the timing of the ETF purchases, as well as a discussion of transaction costs, the estimated gains/losses, and impact of capital loss carry forwards.

RESPONSE: The Registrant has updated the disclosure as follows (underlined language reflects new disclosure and any stricken disclosure has been removed):

•
Following the Reorganization, the Combined Fund will be managed in accordance with the investment objective, policies and strategies of the Vanguard Fund. It is currently anticipated that approximately 100% of the DFA Fund’s holdings will be liquidated ~~in advance of the Reorganization~~ on the Closing Date, and the Acquiring Fund’s sub-adviser will invest the resulting proceeds ~~will be invested~~ in accordance with the Vanguard Fund’s principal investment strategies. It is not expected that the Vanguard Fund will revise any of its investment policies following the Reorganization to reflect those of the DFA Fund.

The Registrant also respectfully directs the Commission Staff’s attention to disclosure in the pro forma financials in the Registration Statement (three of the four paragraphs), which is responsive to the part of the comment relating to the tax impact (excerpt below).

The Reorganization is not expected to be a taxable event for federal income tax purposes for Contract Owners.

If the Reorganization is consummated, the Combined Fund would seek to be treated as a partnership for U.S. federal income tax purposes, if such qualification is in the best interests of shareholders. Partnerships generally are not subject to federal income tax. In addition, the Acquired Fund, which intends to qualify for treatment as a regulated investment company through the Closing Date of the Reorganization, will make distributions of substantially all of its investment company taxable income and any net realized capital gains (after reduction for capital loss carryforwards) sufficient to relieve it from all, or substantially all, federal income taxes. Accordingly, no provision for federal income taxes is required.

As of December 31, 2019, the DFA Fund had $1,014,803 in capital loss carryforwards. The Acquiring Fund is organized as a partnership and, as such, had no net capital loss carryforwards as of December 31, 2019.

5.
In the fourth paragraph of the Pro Forma Financial Information, please include disclosure including the change in acquire fund fees and expenses (AFFE) and the waivers given the structural change of the funds.

RESPONSE: The Registrant has made the requested update.

G.	Accounting Comments for 333-251410
(Each of JNL/Mellon Index 5 Fund and JNL/DFA Growth Allocation Fund into JNL/Vanguard Growth ETF Allocation Fund)

1.
On page 4 of the Registration Statement, in the first bullet point, and on page 15, in the last bullet point, please clarify the timing of the cash redemption and the purchase of ETFs. Please supplementally describe the transaction costs and include disclosure describing the estimated gains/losses and impact of capital loss carry forwards.

RESPONSE: The Registrant has updated the disclosure as follows (underlined language reflects new disclosure and any stricken disclosure has been removed):

•
Following the Reorganization, the Combined Fund will be managed in accordance with the investment objective, policies and strategies of the Vanguard Fund. It is currently anticipated that approximately 100% of the DFA Fund’s holdings will be liquidated ~~in advance of the Reorganization~~ on the Closing Date, and the Vanguard Fund’s sub-adviser will invest the resulting proceeds ~~will be invested~~ in accordance with the Vanguard Fund’s principal investment strategies. It is not expected that the Vanguard Fund will revise any of its investment policies following the Reorganization to reflect those of the [Mellon/DFA] Fund.

Additionally, the Registrant also respectfully directs the Commission Staff’s attention to disclosure in the pro forma financials in the Registration Statement, which is responsive to the part of the comment relating to the tax impact (excerpt below).

The Reorganizations are not expected to be taxable events for federal income tax purposes for Contract Owners.

As of December 31, 2019, the DFA Fund had $1,043,933 in capital loss carryforwards. The Mellon Fund and the Acquiring Fund are organized as partnerships and, as such, had no net capital loss carryforwards as of December 31, 2019. If the Reorganization is consummated, the Combined Fund would seek to be treated as a partnership for U.S. federal income tax purposes, if such qualification is in the best interests of shareholders. Partnerships generally are not subject to federal income tax. In addition, the DFA Fund, which intends to qualify for treatment as a regulated investment company through the Closing Date of the Reorganization, will make distributions of substantially all of its investment company taxable income and any net realized capital gains (after reduction for capital loss carryforwards) sufficient to relieve it from all, or substantially all, federal income taxes. Accordingly, no provision for federal income taxes is required.

2.
On pages 16-17 of the Registration Statement, please reconcile the fee waiver in the table for Class A of the Acquired Fund compared to the footnote description that notes a management fee waiver of 5 basis points.

RESPONSE: Similar to the response for Comment F.3. above: for the Acquired Fund, there is a total waiver of 0.12% for Class A, which includes a 0.05% management fee waiver (as noted in footnote 3), as well as an additional management fee waiver to prevent any increase in total expenses in the Acquired Fund due to its investment in the JNL/DFA International Core Equity Fund. The second waiver is also described in footnote 3; however, it is not a fixed amount and waives a portion of the Acquired Fund’s management fee in the event the total acquired fund fees and expenses from the fund’s investment in the JNL/DFA International Core Equity Fund (Fund A) exceed total acquired fund fees and expenses had the Fund invested in the DFA International Core Equity Fund (Fund B), a similarly managed strategy of the Fund. This waiver is computed by multiplying the Acquired Fund’s underlying investments in Fund A by the difference in acquired fund fees and expenses between Fund A and Fund B. This additional waived amount is 0.07% but may change over time.

3.	In the fourth paragraph of the Pro Forma Financial Information, please provide additional information regarding the timing of the ETF purchases.

RESPONSE: The Registrant has updated the disclosure as follows (underlined language reflects new disclosure and any stricken disclosure has been removed):

The costs and expenses associated with the Reorganizations relating to the solicitation of proxies, including preparing, filing, printing, and mailing of the Combined Proxy Statement/Prospectus and related disclosure documents, and the related legal fees, including the legal fees incurred in connection with the analysis under the Internal Revenue Code of 1986 (the “Code”) of the tax treatment of these transactions, as well as the costs associated with the preparation of the tax opinion and obtaining a consent of independent registered public accounting firm will be borne by JNAM whether or not the Reorganizations are consummated. No sales or other charges will be imposed on Contract Owners in connection with the Reorganizations. It is currently anticipated that approximately 100% of each Acquired Fund’s holdings will be liquidated on the Closing Date ~~in advance of the Reorganizations~~ and Acquiring Fund’s sub-adviser will invest the resulting proceeds ~~will be invested~~ in accordance with the Acquiring Fund’s principal investment strategies. There are no transaction expenses, which typically include, but are not limited to, trade commissions, related fees and taxes, and any foreign exchange spread costs, where applicable (the “Transaction Costs”), associated with the Reorganizations.

4.	In the Pro Forma Financial Information, please describe the differences in fee waiver amounts.

RESPONSE: The Registrant has made the requested update.

H.	Accounting Comments for 333-251456
(JNL/Boston Partners Global Long Short Equity Fund into JNL Multi-Manager Alternative Fund)

1.
On pages 4-5 of the Registration Statement, the amounts listed in the fee table match those of the April 2020 prospectus. In correspondence, please discuss the increase to class A expenses noted in the June 30, 2020 semi-annual report, especially considering that Acquired Fund had a ten-times increase in assets since 12/31/2019. The increase appears to be class specific.

RESPONSE: The Registrant notes that the increase is due to an increase of other expenses, including dividend expense and borrowing fees related to securities sold short and/or financing costs during the first six months of 2020.

2.	Please supplementally discuss the 30 basis point decrease for the Acquired Fund in 2020. The fees do not appear to be current fees.

RESPONSE: The Registrant notes that the decrease is due to a decrease of other expenses, including dividend expense and borrowing fees related to securities sold short and/or financing costs during the first six months of 2020.

I.	Accounting Comments for 333-251457
(JNL/AQR Managed Futures Strategy Fund into JNL Moderate Growth Allocation Fund)

1.	Please confirm the waived amounts compared to the prospectus.

RESPONSE: The Registrant confirms that the disclosure is accurate. There was a voluntary management fee waiver in in effective from March 1, 2020 to April 26, 2020. Effective April 26, 2020, the waiver was converted to a contractual fee reduction.

J.	Accounting Comments for 333-251460
(JNL/AQR Large Cap Relaxed Constraint Equity Fund into JNL/AQR Large Cap Defensive Style Fund)

1.
On page 4 of the Registration Statement, in the fee table, the total operating expenses for the Acquired Fund are listed as 1.30%; however the June 30, 2020 semi-annual report note the total operating expenses as 1.46%. Please supplementally confirm that the fees presented represent current fees and discuss the nature of the increase.

RESPONSE: The Registrant notes that the increase is due to fluctuations in other expenses and assets under management. The Registrant confirms that the fees and expenses in the annual fund operating expenses table are the current fees and expenses in accordance with Item 3 of Form N-14.

2.	On page 4 of the Registration Statement, please verify that the dividend expense in footnote 2 to the fee table has been restated.

RESPONSE: The Registrant has updated the disclosure to remove the following sentence from the footnote, “The annualized ratios of dividend expense on short sales and borrowing fees related to short sales have been restated to reflect current fees.”

3.
On page 4 of the Registration Statement, please update the terms of the management fee waiver in footnote 5 to disclosure the terms of the wavier, consistent with the disclosure on page 16 of the Registration Statement. Additionally, please ensure the waiver must continue for at least one year from the date of this N-14 Registration Statement. Please review and update accordingly.

RESPONSE: The Registrant has updated the disclosure to remove the waiver.

4.
In the Pro Forma Financial Information, please provide additional information regarding the portfolio repositioning that will occur in connection reorganization of the JNL/AQR Large Cap Relaxed Constraint Equity Fund.

RESPONSE: The Registrant has added the following disclosure to the Registration Statement:

The Acquired Fund invests roughly 130% of its portfolio in long equity securities and roughly 30% in short equity securities, resulting in roughly 100% net equity exposure. The Acquiring Fund invests roughly 100% of its portfolio in long equity securities. In addition, the Acquiring Fund invests more heavily in “defensive” equity sectors, such as consumer staples and utilities, while the Acquired Fund is more diversified from a sector standpoint. Both Funds invest primarily in U.S. equity securities. The differences in the long/short equity exposure and sector exposure account for the bulk of the 67% of the Acquired Fund that will need to be realigned with the Acquiring Fund as part of the Reorganization.

K.	Accounting Comments for 333-251462
(JNL/Vanguard Capital Growth Fund into JNL/T. Rowe Price Established Growth Fund)

1.
On page 4 of the Registration Statement, in footnote 4 to the fee table, please consider more clearly describing the waiver for the Acquired Fund (for example, as a percentage and how it is calculated). Please update as applicable throughout the Registration Statement.

RESPONSE: The Registrant has made the requested updates.

2.	On page 4 of Registration Statement, please disclose that the Acquired Fund’s fee assumes one year of waiver in the fifth bullet point for the expense examples.

RESPONSE: The Registrant has made the requested updates.

3.
On page 17 of Registration Statement, please add disclosure to the table reflecting the Acquired Fund’s master fund’s management fee, so that the total management fee reconciles to the 0.85% disclosed in the fee table on page 4 of the Registration Statement.

RESPONSE: The Registrant has made the requested updates.

4.	On page 26 of the Registration Statement, please revise the financial highlights to include information for the Acquired Fund.

RESPONSE: The Registrant has made the requested updates.

L.	Accounting Comments for 333-251464
(JNL/PPM America Small Cap Value Fund into JNL Multi-Manager Small Cap Value Fund)

1.
On page 2 of the Registration Statement, in the fourth bullet point, please revise the disclosure to reflect that both funds’ principal risks include mid-capitalization investing risk and small-capitalization investing risk.

RESPONSE: The Registrant has made the requested updates.

It is the Registrant’s intention to respond fully to the Commission Staff’s comments and believes that the changes described above do so fully.

If you have any questions, please call me at (517) 574-2089. Thank you for your prompt attention to this matter.

cc: File

Appendix A
Below is an excerpt from File No.: 333-251404 (involving partnership funds (tax status)):

Excerpt from PRO FORMA FINANCIAL INFORMATION
Each of the JNL/Goldman Sachs Competitive Advantage Fund, JNL/Goldman Sachs Intrinsic Value Fund, JNL/Goldman Sachs Dividend Income & Growth Fund, and JNL/Goldman Sachs Total Yield Fund merging into JNL/Vanguard U.S. Stock Market Index Fund

The Reorganizations are not expected to be taxable events for federal income tax purposes for Contract Owners.

The Acquired Funds and the Acquiring Fund are organized as partnerships and, as such, had no net capital loss carryforwards as of December 31, 2019. If the Reorganizations are consummated, the Combined Fund would seek to continue to be treated as a partnership for U.S. federal income tax purposes, if such qualification is in the best interests of shareholders. Accordingly, no provision for federal income taxes is required.

Additionally, below is an excerpt from File No.: 333-251463 (involving regulated investment companies (tax status)):
PRO FORMA FINANCIAL INFORMATION

JNL/Franklin Templeton International Small Cap Fund merging into JNL Multi-Manager International Small Cap Fund

The Reorganization is not expected to be a taxable event for federal income tax purposes for Contract Owners.

If the Reorganization is consummated, the combined Acquiring Fund would seek to continue to qualify as a regulated investment company, if such qualification is in the best interests of shareholders, by complying with the provisions available to certain investment companies, as defined in applicable sections of the Code, and make distributions of substantially all of its investment company taxable income and any net realized capital gains (after reduction for capital loss carryforwards) sufficient to relieve it from all, or substantially all, federal income taxes. In addition, the Acquired Fund will make any required income or capital gain distributions prior to consummation of this Reorganization, in accordance with provisions of the Code relating to reorganizations. Accordingly, no provision for federal income taxes is required.

As of December 31, 2019, the Acquired Fund had no net capital loss carryforwards. The Acquiring Fund had capital loss carryforwards of $25,016,024.